

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2013

Via E-mail
Mr. William E. Hitselberger
Executive Vice President & Chief Financial Officer
Tower Group International, Ltd.
Bermuda Commercial Bank Building
19 par-La-Ville Road
Hamilton, HM 11
Bermuda

Re: **Tower Group International, Ltd.**
        Form 8-K filed November 14, 2013
        File No. 001-35834

Dear Mr. Hitselberger:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Andrew Mew

                    Andrew Mew
                    Accounting Branch Chief